QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934

Level 3 Communications, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State of Incorporation or Organization)	47-0210602 (IRS Employer Identification Number)
1025 Eldorado Blvd. Broomfield, Colorado (Address of Principal Executive Offices)	80021 (Zip Code)

        If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box:    ☒

        If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box:    ☐

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.    Description of Securities To Be Registered.

        On April 10, 2011, Level 3 Communications, Inc., a Delaware corporation (the "Company"), entered into a Rights Agreement with Wells Fargo Bank, N.A., as Rights Agent, dated as of April 10, 2011 (the "Rights Agreement"). The Company entered into the Rights Agreement in an effort to deter acquisitions of the Company's common stock (the "Common Stock") that would potentially limit the Company's ability to use its built in losses and any resulting net loss carryforwards to reduce potential future federal income tax obligations.

        A summary of the terms of the Rights Agreement follows. This description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which is filed as an exhibit hereto and is incorporated herein by reference. The following description is qualified in its entirety by reference to such exhibit.

        General.    Under the Rights Agreement, from and after the record date of April 21, 2011, each share of Common Stock will carry with it one preferred share purchase right (a "Right") until the Distribution Date (as defined below) or earlier expiration of the Rights, as described below. In general terms, the Rights will impose a significant penalty upon any person that, together with all Affiliates and Associates (each as defined in the Rights Agreement) of such person, acquires 4.9% or more of the outstanding Common Stock after April 10, 2011. Stockholders that own 4.9% or more of the outstanding Common Stock as of the close of business on April 10, 2011 will not trigger the Rights so long as they do not (i) acquire additional shares of Common Stock representing one-half of one percent (0.5%) or more of the shares of Common Stock outstanding at the time of such acquisition (such one half of one percent (0.5%) being reduced by any shares of Common Stock acquired pursuant to the Amalgamation Agreement (as defined below) notwithstanding that in no event shall such shares trigger the Rights) or (ii) fall under 4.9% ownership of Common Stock and then re-acquire shares that in the aggregate equal 4.9% or more of the Common Stock. A person will not trigger the Rights solely as a result of (a) any transaction that the Board of Directors of the Company (the "Board") determines, in its sole discretion, is an exempt transaction for purposes of triggering the Rights and (b) any acquisition that occurs or may be deemed to occur as a result of entering into the Agreement and Plan of Amalgamation, dated as of April 10, 2011, by and among the Company, Apollo Amalgamation Sub, Ltd., its direct wholly owned subsidiary, and Global Crossing Limited (the "Amalgamation Agreement") and the transactions contemplated thereby. STT Crossing Ltd. and its Affiliates and Associates will be exempt for the purposes of the Rights Agreement, unless and until STT Crossing Ltd. (or any Affiliates of STT Crossing Ltd.) acquires any Common Stock other than (x) pursuant to the transactions contemplated by the Amalgamation Agreement, (y) in a transaction that is permitted under Section 4 of the Stockholder Rights Agreement, dated as of April 10, 2011, by and among the Company and STT Crossing Ltd. (the "Stockholder Rights Agreement") or (z) any transfers of Common Stock or other Company equity interests between STT Crossing Ltd. and its Affiliates. A person to whom STT Crossing Ltd. transfers any amount of Common Stock pursuant to and as permitted by Section 4.3(iii) of the Stockholder Rights Agreement will be exempt for purposes of the Rights Agreement, unless and until such person (or any Affiliates or Associates of such person) acquires any additional Common Stock. The Board may, in its sole discretion prior to the Distribution Date, exempt any person or group for purposes of the Rights Agreement if it determines the acquisition by such person or group will not jeopardize the Company's tax benefits or is otherwise in the Company's best interests. Any person that acquires shares of Common Stock in violation of these limitations is known as an "Acquiring Person." The Rights Agreement is not expected to interfere with any merger or other business combination approved by the Board.

        The Rights.    From the record date of April 21, 2011, until the Distribution Date or earlier expiration of the Rights, the Rights will trade with, and will be inseparable from, the Common Stock. New Rights will also accompany any new shares of Common Stock that the Company issues after April 21, 2011 until the Distribution Date or earlier expiration of the Rights.

        Exercise Price.    Each Right will allow its holder to purchase from the Company one ten-thousandth of a share of Series B Junior Participating Preferred Stock (a "Preferred Share") for $9.00, subject to adjustment (the "Exercise Price"), once the Rights become exercisable. This portion of a Preferred Share will give the stockholder approximately the same dividend and liquidation rights as would one share of Common Stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

        Exercisability.    The Rights will not be exercisable until 15 business days after the public announcement that a person or group has become an Acquiring Person unless the Rights Agreement has been terminated or the Rights have been redeemed (as described below).

        The date when the Rights become exercisable is the "Distribution Date." Until that date or earlier expiration of the Rights, the Common Stock certificates will also evidence the Rights, and any transfer of shares of Common Stock will constitute a transfer of Rights. After that date, the Rights will separate from the Common Stock and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of Common Stock. Any Rights held by an Acquiring Person, or any Affiliates or Associates of the Acquiring Person, are void and may not be exercised.

        Consequences of a Person or Group Becoming an Acquiring Person.    If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person, or any Affiliates or Associates of the Acquiring Person, may, upon payment of the Exercise Price, purchase shares of Common Stock with a market value of twice the Exercise Price, based on the 'current per share market price' of the Common Stock (as defined in the Rights Agreement) on the date of the acquisition that resulted in such person or group becoming an Acquiring Person.

        Exchange.    After a person or group becomes an Acquiring Person, the Board may extinguish the Rights by exchanging one share of Common Stock or an equivalent security for each Right, other than Rights held by the Acquiring Person, or any Affiliates or Associates of the Acquiring Person.

        Preferred Share Provisions.    Each one ten-thousandth of a Preferred Share, if issued:

  •
  will not be redeemable.

  •
  will entitle its holder to dividends equal to the dividends, if any, paid on one share of Common Stock.

  •
  will entitle its holder upon liquidation either to receive $1.00 or an amount equal to the payment made on one share of Common Stock, whichever is greater.

  •
  will vote together with the Common Stock as one class on all matters submitted to a vote of stockholders of the Company and will have the same voting power as one share of Common Stock, except as otherwise provided by law.

  •
  will entitle holders to a per share payment equal to the payment made on one share of Common Stock, if shares of Common Stock are exchanged via merger, consolidation, or a similar transaction.

The value of one ten-thousandth interest in a Preferred Share is expected to approximate the value of one share of Common Stock.

        Expiration.    The Rights will expire on the earliest of (i) the day following the third anniversary of the closing of the transactions contemplated by the Amalgamation Agreement, (ii) the time at which the Rights are redeemed, (iii) the time at which the Rights are exchanged, (iv) the time at which the Board determines that the Net Operating Losses of the Company (the "NOLs") are utilized in all material respects or that an ownership change under Section 382 of the Internal Revenue Code would not adversely impact in any material respect the time period in which the Company could use the

NOLs, or materially impair the amount of the NOLs that could be used by the Company in any particular time period, for applicable tax purposes, (v) the first anniversary of the closing of the transactions contemplated by the Amalgamation Agreement if approval of the Rights Agreement by the affirmative vote of the holders of a majority of the voting power of the outstanding Common Stock of the Company has not been obtained prior to such date, (vi) the termination of the Amalgamation Agreement or (vii) a determination by the Board, prior to the Distribution Date, that the Rights Agreement and the Rights are no longer in the best interests of the Company and its stockholders.

        Redemption.    The Board may redeem the Rights for $0.0001 per Right at any time before the Distribution Date. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.0001 per Right. The redemption price will be adjusted if the Company has a stock split or stock dividends of its Common Stock.

        Anti-Dilution Provisions.    The Board may adjust the Exercise Price, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Preferred Shares or Common Stock.

        Amendments.    The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights. After the Distribution Date, the Board may not amend the agreement in a way that adversely affects holders of the Rights (other than an Acquiring Person, or an Affiliate or Associate of an Acquiring Person).

Item 2.    Exhibits.

3.1	Certificate of Designations of Series B Junior Participating Preferred Stock of Level 3 Communications, Inc.
4.1	Rights Agreement, dated as of April 10, 2011, by and between Level 3 Communications, Inc. and Wells Fargo Bank, N.A., as Rights Agent

 Signature

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: April 11, 2011	Level 3 Communications, Inc.
	By:	/s/ JOHN M. RYAN Name: John M. Ryan Title: Chief Legal Officer, Executive Vice President and Secretary

 EXHIBIT INDEX

Exhibit	Description
3.1	Certificate of Designations of Series B Junior Participating Preferred Stock of Level 3 Communications, Inc.
4.1	Rights Agreement, dated as of April 10, 2011, by and between Level 3 Communications, Inc. and Wells Fargo Bank, N.A., as Rights Agent

QuickLinks

  Item 1. Description of Securities To Be Registered.
  Item 2. Exhibits.
Signature
EXHIBIT INDEX